Exhibit 99.1

Granite REIT Issues Notice of Redemption of 3.788% Senior Debentures Due 2021

TORONTO--(BUSINESS WIRE)--December 18, 2020--Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) will redeem in full the outstanding C$250 million aggregate principal amount of Granite LP’s 3.788% Series 2 Senior Debentures due 2021 (the “2021 Debentures”). A notice of redemption has been delivered to the registered holder of the 2021 Debentures for a redemption on January 4, 2021 (the “Redemption Date”).

The 2021 Debentures will be redeemed on the Redemption Date for a redemption price that is equal to the greater of (i) the Canada Yield Price calculated under the trust indenture governing the 2021 Debentures and (ii) the principal amount of the 2021 Debentures, together in each case with accrued and unpaid interest to but excluding the Redemption Date. The Canada Yield Price is a price determined in accordance with the trust indenture based on a specified Government of Canada Yield plus 46 basis points.

The following sets out the relevant yields and the redemption price per $1,000 principal amount of the 2021 Debentures:

Government of Canada Yield:	0.165%
Premium:	0.460%
Redemption yield:	0.625%

Canada Yield Price:	$1,015.850
Accrued and unpaid interest to January 4, 2021:	$18.992
Total Redemption Price:	$1,034.842

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns over 110 investment properties representing approximately 47 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 4, 2020 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three months ended September 30, 2020 (“Q3 MD&A”). The “Risk Factors” section of the Annual Information Form and the “Risks and Uncertainties” section of the Q3 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560
or
Andrea Sanelli
Manager, Legal & Investor Services
647-925-7504